UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C/A
UNDER THE SECURITIES ACT OF 1933

Form C/A: Amendment to Offering Statement

The purpose of this Amendment is to (i) update financial disclosures, and (ii) extend the Closing Date.

Name of Issuer:
Jumpstart Main Street Corporation dba America's Real Deal

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Utah

Date of organization:
May 2, 2013

Physical address of Issuer:
1508 W 1200 N
Layton, UT 84041

Website of Issuer:
https://www.AmericasRealDeal.com/

Name of intermediary through which the Offering will be conducted:
www.vedaslabs.io

CIK number of intermediary:
0001768309

SEC file number of intermediary:
007-00188

CRD number:
304199

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

1. The Issuer shall pay the intermediary a fee equal to six percent (6%) of the gross amount raised.
2. The Issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Class B Non-voting Common Stock

Target number of securities to be offered:
50,000

Price (or method for determining price):
$1.00

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
December 31, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:
Two employees (with Eight Independent Contractors)

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets:	$728	$302
Cash & Cash Equivalents	$728	$302
Accounts Receivable:	$0	$0
Short-term Debt:	$191,930	$4,555
Long-term Debt:	$1,218,559	$762,942
Revenues/Sales	$0	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income (Loss):	-$794,868	-$61,430

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON,

PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C/A contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C/A include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the media industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the media industry.

The forward-looking statements included in this Form C/A are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the media industry;
- growth of, and risks inherent in, the media industry in the US;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our productions;
- attracting viewers who participate by investing, purchasing or voting;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C/A, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C/A are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Jumpstart Main Street Corporation dba America's Real Deal shall include any joint venture in which Jumpstart Main Street Corporation dba America's Real Deal holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Jumpstart Main Street Corporation dba America's Real Deal.

"Company " means Jumpstart Main Street Corporation dba America's Real Deal.

"Funding Portal " means the equity crowdfunding platform registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes to the Shares.

"Issuer" means Jumpstart Main Street Corporation dba America's Real Deal.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Non-voting Common Stock of Jumpstart Main Street Corporation dba America's Real Deal.

"Subscriber" means any person who subscribes to the Shares.

THE COMPANY
1. Name of Issuer:
Jumpstart Main Street Corporation dba America's Real Deal

ELIGIBILITY
2. The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The Issuer certifies that neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name: Adam Brandley, CEO & Exec. Producer　　　　**Dates of Service: May 2013 - present**

Principal Occupation:
Chairman of the Board & Chief Executive Officer of Jumpstart Main Street Corporation

March 2010 to Present
Chief Executive Officer of Jumpstart Main Street Corporation (JSMS).
Chief Executive Officer of Independent Stock Market Corporation, an affiliated entity of JSMS.

Business Experience:
Jumpstart Main Street Corporation - 2013 to Present
Independent Stock Market - 2010 to Present

Adam Brandley started his own successful lawn care business when he was thirteen. In the past, he ran a successful international apparel and distribution company, and partnered with an M&A firm. He is the founder and CEO of Jumpstart Main Street Corporation, d/b/a America's Real Deal, and the Independent Stock Market.

Mr. Brandley's mission is to build a marketplace where people start investing in people again. So much so that if the company stumbles the investors rally and shore up support and confidence, and a community where business owners look first to reward their loyal investors and customers.

Name: Rasha Swify Brandley, Chief Operating Officer and Executive Producer　　　　**Dates of Service: May 15, 2021 – present**

Principal Occupation:
Director of Sales for the Independent Stock Market Corporation, (ISM).

Business Experience:

Ms. Swify has worked for the Independent Stock Market Corporation since May 2021. She serves as Director of Sales and Assistant to the CEO. Ms. Swify worked with JP Morgan Chase & Co. Brooklyn, NY, as the Assistant Vice President – Strategy and Client Service, Corporate and Investment Bank, and then created her own clothing line called, Mon La Vie Douce LLC. Brooklyn, NY, and served as the CEO and designer.

From August 2020 – February 2021, Ms. Swify worked with Exceptional Results Now, LLC. New York, NY
As the Managing Partner and President.

- Worked directly with the founder and CEO to build coaching and consulting firm from ground up
- Worked on the Business plan, identifying ideal client, brand, and identity.
- Provided world class service to our clients, and advocate for the success of the team internally
- Continuously built key cooperative relationships with strategic partners and affiliates
- Negotiated services with venders and service providers
- Managed the organic marketing, Podcast, YouTube, online presence, finances and ensured legal requirements are in order.

From June 2019 – March 2020 (Due to COVID-19) worked with Barbizon Manhattan. New York, NY
As the National Director and Brand Ambassador Management

- Manage outreach marketing events to generate new interest in the performing arts school
- Identify potential talents that for the Barbizon Agency
- Contact prospects by phone and build rapport to screen them and schedule in-person interviews
- Conduct in depth in-person interviews with prospect and their families
- Increase enrollment rate by matching prospects with Brabizon's training program based on their specific talent, ability, and circumstance
- Provide exceptional service to the prospect and their families and increase book of business by receiving referrals

From September 2018 – Present worked with Mon La Vie Douce LLC. Brooklyn, NY
As the Founder and CEO

- Created the identity and business process suitable for a business designed to empower women
- Identified talent required to complete necessary projects, managed success requirements and timeline
- Negotiate open to buy and analyze potential stock out situations
- Manage the marketing, online presence, finances and ensure legal requirements are in order
- Create the brand's designs and work with vendors, suppliers and manufactures on identifying products that identifies with the brand

- Work closely with affiliates, manage affiliate marketing and Podcast designed to inform and empower followers and potential buyers

From June 2014 – September 2018 worked with JP Morgan Chase & Co. Brooklyn, NY
As the Assistant Vice President – Strategy and Client Service, Corporate and Investment Bank

- Proven track record of being a high performance operations leader, creative self-starter and consistent positive feedback from top tier clients for improving client's overall experience, monthly KPIs, and semi-annual scorecard.
- Worked closely with managers across the globe to manage finances across Custody Middle Office and Fund Services by tracking headcount, delivering weekly metrics, tracking progress of new system integration and automation projects, and providing executive monthly and quarterly reports to senior executives.
- Proactively identify opportunities to improve operations efficiency, review product offering and control through location strategy and stabilization programs, eliminate risk from bespoke processes, save over 95 hours of manual labor per month, improve internal communication and overall client experience.
- Worked closely alongside relationship managers to enhance the clients' experience and quality of service while acting as liaison point between business and support functions, including finance, compliance, operations and IT, ensuring business requirements are met and standards held.
- Worked with Operations Control Management to track and ensure Middle Office teams are compliant and adhere to the bank's policies on risk and control.
- Worked closely with external vendors and internal partners to manage class action settlements and litigation requirements and updates.
- Successfully managed multiple aspects of the client relationship, day to day coverage of client inquiries across multiple functional groups across different organizations providing subject matter expertise for cash management, trade operations and settlements and internal training as necessary; this includes projects, and organization wide initiatives.

Name: Robert Hatch, Producer and Director   **Dates of Service: October 1, 2019 - present**

Principal Occupation:
TV and Feature Film writer, producer, and director. Knowledge Network October 2001 - present

Business Experience:
Robert Hatch has over 30 years experience as a Director/Producer/Writer of dramatic films, documentaries, and television series. A partial credit list includes:
• Director of ***Masque***, a dramatic film that received 186 film festival honors, including 66 Best Film, Best Director, etc., awards and honors.

• Director/Producer/Writer of dramatic film **Infinite Gift** filmed in Israel and the U.S.
• Producer of 56 network television programs aired on the VISN satellite Network and PBS stations.
• Director of seven television programs for the British Broadcasting Corporation.
• Producer/Director of network television series currently airing on the FNX Network.
• Producer/Director of **Peace: Dream or Vision** a documentary series examining viable initiatives for gaining a just and lasting peace in the Middle East, interviewing heads of state and key political leaders in Israel, the Palestinian West Bank, Egypt, Jordan, and other countries, and presenting possible solutions.
• Producer/Director of **Miracle Kids** television specials on medical breakthroughs, for Time, Inc.
• Director/Producer/Writer of six television programs for Children's Miracle Network Telethon aired on over 300 television stations.
• Director of **Public Communications**, a two-hour program broadcast by Bonneville International, featuring dramatic and documentary elements, aired throughout North America and the U.K. • Producer of a $2.6 million interactive series for IBM Corporation - leading a crew of 72 artists and technicians in design & writing, audio/video, graphic arts, programming, and testing departments.
• Producer of a $1.3 million interactive series for Toyota USA – overseeing all video production.
• Producer of a program for Boeing Aircraft Corporation of Internet-delivered aircraft design.
• Producer/Director of **In Holy Places**, on significant archeological discoveries in Israel.

Films that Robert Hatch has directed have received over three hundred awards and honors in film festivals in the U.S. and internationally

Name: Janice Bryant Howroyd, Member of the Board   **Dates of Service: January 1, 2022 - present**

Principal Occupation:
President, CEO Act One Group, September 1978 – present

Business Experience:
Janice Bryant Hoyroyd (JBH) Born one of eleven children to John and Elretha in the Deep South of the United States. JBH is a business woman who expanded her small operation from a one-phone-line office and 1,500 dollars into a multi-billion-dollar enterprise.

Act One Group, Inc. is the first double minority-owned business to reach a billion USD, and JBH is the only African American woman competing at a global level with proprietary technology solutions to the employment-service industry.

Her awards include:

- 1994: AT&T's Entrepreneur of the Year
- 1999 & 2000: Star Group's 50 Leading Women Entrepreneurs of the World
- 2008: The BET Honors Entrepreneur Award
- 2015: National Black College Alumni Hall of Fame - Inductee
- 2016: A.G. Gaston's Black Enterprise Award

OFFICERS:
5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name: Adam Brandley, CEO & Exec. Producer   **Dates of Service: May 2013 - present**

Principal Occupation:
Chairman & Chief Executive Officer of Jumpstart Main Street Corporation

March 2015 to Present
Chief Executive Officer of Jumpstart Main Street Corporation (JSMS).
Chief Executive Officer of Independent Stock Market Corporation, an affiliated entity of JSMS.

Business Experience:
Jumpstart Main Street Corporation - 2013 to Present
Independent Stock Market - 2010 to Present

Mr. Brandley started his own successful lawn care business when he was thirteen. In the past he has run a successful international apparel and distribution company, partnered in an M&A firm. He is the founder and CEO of Jumpstart Main Street Corporation, d/b/a America's Real Deal and the Independent Stock Market.

Mr. Brandley's mission is to build a marketplace where people start investing in people again. So much so that if the company stumbles the investors rally and shore up support and confidence, and a community where business owners look first to reward their loyal investors and customers.

Name: Rasha Swify Brandley, Chief Operating   **Dates of Service: May 15, 2021 – present**
Officer and Executive Producer

Principal Occupation:
Director of Sales for the Independent Stock Market Corporation, (ISM).

Business Experience:
Ms. Swify has worked for the Independent Stock Market Corporation since May 2021. She serves as Director of Sales and Assistant to the CEO.

From August 2020 – February 2021, Ms. Swify worked with Exceptional Results Now, LLC. New York, NY, As the Managing Partner and President.

- Worked directly with the founder and CEO to build coaching and consulting firm from ground up
- Worked on the Business plan, identifying ideal client, brand, and identity.
- Provided world class service to our clients, and advocate for the success of the team internally
- Continuously built key cooperative relationships with strategic partners and affiliates
- Negotiated services with venders and service providers
- Managed the organic marketing, Podcast, YouTube, online presence, finances and ensured legal requirements are in order.

From June 2019 – March 2020 (Due to COVID-19) worked with Barbizon Manhattan. New York, NY
As the National Director and Brand Ambassador Management

- Manage outreach marketing events to generate new interest in the performing arts school
- Identify potential talents that for the Barbizon Agency
- Contact prospects by phone and build rapport to screen them and schedule in-person interviews
- Conduct in depth in-person interviews with prospect and their families
- Increase enrollment rate by matching prospects with Brabizon's training program based on their specific talent, ability, and circumstance
- Provide exceptional service to the prospect and their families and increase book of business by receiving referrals

From September 2018 – Present worked with Mon La Vie Douce LLC. Brooklyn, NY
As the Founder and CEO

- Created the identity and business process suitable for a business designed to empower women
- Identified talent required to complete necessary projects, managed success requirements and timeline
- Negotiate open to buy and analyze potential stock out situations
- Manage the marketing, online presence, finances and ensure legal requirements are in order
- Create the brand's designs and work with vendors, suppliers and manufactures on identifying products that identifies with the brand
- Work closely with affiliates, manage affiliate marketing and Podcast designed to inform and empower followers and potential buyers

From June 2014 – September 2018 worked with JP Morgan Chase & Co. Brooklyn, NY
As the Assistant Vice President – Strategy and Client Service, Corporate and Investment Bank

- Proven track record of being a high performance operations leader, creative self-starter and consistent positive feedback from top tier clients for improving client's overall experience, monthly KPIs, and semi-annual scorecard.

- Worked closely with managers across the globe to manage finances across Custody Middle Office and Fund Services by tracking headcount, delivering weekly metrics, tracking progress of new system integration and automation projects, and providing executive monthly and quarterly reports to senior executives.
- Proactively identify opportunities to improve operations efficiency, review product offering and control through location strategy and stabilization programs, eliminate risk from bespoke processes, save over 95 hours of manual labor per month, improve internal communication and overall client experience.
- Worked closely alongside relationship managers to enhance the clients' experience and quality of service while acting as liaison point between business and support functions, including finance, compliance, operations and IT, ensuring business requirements are met and standards held.
- Worked with Operations Control Management to track and ensure Middle Office teams are compliant and adhere to the bank's policies on risk and control.
- Worked closely with external vendors and internal partners to manage class action settlements and litigation requirements and updates.
- Successfully managed multiple aspects of the client relationship, day to day coverage of client inquiries across multiple functional groups across different organizations providing subject matter expertise for cash management, trade operations and settlements and internal training as necessary; this includes projects, and organization wide initiatives.

Name: Robert Hatch, Producer & Director   **Dates of Service: October 1, 2019 – present**

Principal Occupation:
TV and Feature Film writer, producer and director. Knowledge Network October 2001 - present

Business Experience:
Robert Hatch has over 30 years experience as a Director/Producer/Writer of dramatic films, documentaries, and television series. A partial credit list includes:

• Director of **Masque**, a dramatic film that received 186 film festival honors, including 66 Best Film, Best Director, etc., awards and honors.
• Director/Producer/Writer of dramatic film **Infinite Gift** filmed in Israel and the U.S.
• Producer of 56 network television programs aired on the VISN satellite Network and PBS stations.
• Director of seven television programs for the British Broadcasting Corporation.
• Producer/Director of network television series currently airing on the FNX Network.
• Producer/Director of **Peace: Dream or Vision** a documentary series examining viable initiatives for gaining a just and lasting peace in the Middle East, interviewing heads of state and key political leaders in Israel, the Palestinian West Bank, Egypt, Jordan, and other countries, and presenting possible solutions.
• Producer/Director of **Miracle Kids** television specials on medical breakthroughs, for Time, Inc.
• Director/Producer/Writer of six television programs for Children's Miracle Network Telethon aired on

over 300 television stations.
• Director of **Public Communications**, a two-hour program broadcast by Bonneville International, featuring dramatic and documentary elements, aired throughout North America and the U.K. • Producer of a $2.6 million interactive series for IBM Corporation - leading a crew of 72 artists and technicians in design & writing, audio/video, graphic arts, programming, and testing departments.
• Producer of a $1.3 million interactive series for Toyota USA – overseeing all video production.
• Producer of a program for Boeing Aircraft Corporation of Internet-delivered aircraft design.
• Producer/Director of **In Holy Places**, on significant archeological discoveries in Israel.

 Films that Robert Hatch has directed have received over three hundred awards and honors in film festivals in the U.S. and internationally.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Adam Brandley	Class A Common Stock	78.26%

* The Issuer certified that the above information is to be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the Issuer and the anticipated business plan of the Issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the Issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this Offering:

The purpose of this Offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this Offering is set out as below:

Total Proceeds	$50,000	$1,070,000
Less: Offering Expenses		
Portal Fee	$3,000	$64,200
Other Offering Expenses	$5,000	$10,000
Net Proceeds	**$42,000**	**$995,800**
Production of Season Two	$0	$200,000
Operating expenses	$2,000	$100,000
Pitch Events	$28,000	$80,000
Final Filming/Editing	$0	$150,000
Full-time Staff	$0	$150,000
Marketing and Advertising	$0	$100,000
Franchise and associated legal fees	$0	$100,000
Legal Documents and Agreements	$2,000	$20,000
Accounting and Professional & Fees -	$4,000	$30,000
Working Capital and Cash Reserves	$6,000	$65,800

These "Use of funds" are subject to change without notice to the shareholders based on determination of the officers or directors of the Company.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the Issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment.

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the Issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the Offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the Offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C/A (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:
    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C/A and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the Offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities Offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.
8. The securities issued in this Offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this Offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the Issuer's offering materials;

● The Intermediary will notify investors when the target offering amount has been met;

● If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

● If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment;

---

12. How does an Investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C/A. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have canceled their investment commitments will receive a refund of their original investments.

The Funding Portal will notify Investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C/A, the Issuer may end this securities Offering earlier by giving Investors notice of the new deadline for the securities offering by email at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have canceled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this Offering or to the information provided by the Issuer, the Funding Portal will send to any Investor who has made an investment commitment notice of the material change by email and that the Investor's investment commitment will be canceled unless the Investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the Investor fails to reconfirm his or her investment within those five business days, the Funding Portal within five business days thereafter will: (i) Give or send the Investor a notification disclosing that the commitment was canceled, the reason for the cancellation and the refund amount that the Investor is expected to receive; and (ii) Direct the refund of Investor funds.

If the Issuer does not complete an offering including the failure of meeting the minimum funding target, the Funding Portal will within five business days: (i) Give or send each Investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the Investor is expected to receive; (ii) Direct the refund of Investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$25,000,000 USD
Equity Offered	0.20% - 4.11%
Securities Type	Class B Common Stock
Regulation	Regulation CF
Closing Date	December 31, 2023
Share Price	$1.00
Shares Offered	50,000 - 1,070,000
Shares issued After Offering	25,042,288 - 26,062,288

Investment Incentives

$1,000 - $1,000 ticket to the Conference

$2,000 - 1 VIP ticket to the Conference

$5,000 - 2 VIP tickets to the Conference & Red Carpet Premiere

FOR ACCREDITED INVESTORS - STOCK OWNERSHIP PLUS:

$25,000 - Cameo appearance on the show

$100,000 - Named on the website as an Associate Producer

$200,000 - Access to invest in companies prior to the show airing

$1,000,000 - Named as an Executive Producer on the credits

14. Do the securities offered have voting rights?

No.

15. Are there any limitations on any voting or other rights identified above?

The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this Offering or to the information provided by the Issuer, the Funding Portal will send to any Investor who has made an investment commitment notice of the material change by email and that the Investor's investment commitment will be canceled unless the Investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the Investor fails to reconfirm his or her investment within those five business days, the Funding Portal within five business days thereafter will: (i) Give or send the Investor a notification disclosing that the commitment was canceled, the reason for the cancellation and the refund amount that the Investor is expected to receive; and (ii) Direct the refund of Investor funds.

<p align="center">Restrictions on Transfer of the Securities Being Offered</p>

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Common Stock:	40,000,000	23,299,888	YES	NO
Class B Common Stock: *(Securities to be issued in this Offering)*	5,000,000	0	NO	NO
Preferred Stock:	10,000,000	1,692,400	YES	YES*

*Preferred Stock shareholders are projected to receive 100% of the profits of the company and a Preferred Interest of 10% APR until Preferred Shareholder receives his, her, or its ROC. The Company is obligated to take 100% of the net profits, if any, and distribute them to the Preferred Shareholders on a first-in first-out basis until the ROC and the Preferred Interest has been paid in full. Once the Preferred interest and ROC has been received by the Preferred Shareholder, he, she, or it will convert to common stock at a 1=1 basis. All common stock shareholders will defer their distributions until the Preferred Shareholders receive their ROC and their Preferred Interest.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the Class B Non-voting Common Stock, which is different from the Class A Common Stock with voting rights. Owners of the Class B Common Stock are entitled with no voting rights.

The Class B Common Stock is also different from the Preferred Stock. Preferred Stock shareholders are projected to receive 100% of the profits of the company and a Preferred Interest of 10% APR until Preferred Shareholder receives his, her, or its ROC. The Company is obligated to take 100% of the net profits, if any, and distribute them to the Preferred Shareholders on a first-in first-out basis until the ROC and the Preferred Interest has been paid in full. Once the Preferred interest and ROC has been received by the Preferred Shareholder, he, she, or it will convert to common stock at a 1=1 basis. All common stock shareholders will defer their distributions until the Preferred Shareholders receive their ROC and their Preferred Interest.

Purchasers should note that the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the Issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class A Common Stock with voting rights, the principal shareholders identified above are having the majority of the voting rights of the Issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Common Stock with no voting rights, may not be able to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the Issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Class B Common Stock

Our Class B Common Stock is valued based on an *Enterprise-Value-to-Revenue Multiple* of publicly traded companies, recent IPOs and M&A transactions within the video broadcasting/streaming and multimedia content production industry. Our board of directors believes the use of an Enterprise-Value-to-Revenue Multiple, which is a common valuation approach used by the financial industry in valuation assessments, provides a reasonable estimate for the valuation of our company as a whole, and hence our Class B Common Stock, although there are inherent uncertainties related to the assumptions used in this method of valuation.

To smooth out market fluctuations due to market volatility of the stock market, and to ensure that our valuation is reflecting the current market valuation assessment in the industry we are operating, we use the Median Enterprise-Value-to-Revenue Multiple of publicly traded companies, recent IPOs and M&A transactions within the video broadcasting/streaming and multimedia content production industry in Q4 2021 as the benchmark of valuation.

The Median Enterprise-Value-to-Revenue Multiple of publicly traded companies, recent IPOs and M&A transactions within the Video Streaming and Content industry was **4.1x** in the Q4 2021[1].

The America's Real Deal TV show debuted in September 2020 and we expect to realize the full potential of our network effect starting from 2022. Therefore, we use the projected revenue for the fiscal year 2022 to calculate our enterprise value.

The projected revenue takes into consideration the unique characteristics of the business we are operating and the reach of the audience through the America's Real Deal TV show. Our projected revenue in 2023 is estimated to be US$ $6,656,000, which is a sum of the following:
- ISM Referral Fees
- Booth Fees, Affiliate Referral Fees
- Advertising/Sponsors
- Product Sales

---

[1] Cogent Valuation's Quarterly Industry Update Reports 2021 Q4: Cogent Valuation identified Video Streaming and Content publicly traded companies IPOs, and recent M&A transactions within the Video Streaming and Content industry, which provides a basis for market and transaction pricing that can be used by an enterprise in estimating market sentiment and its impact on the enterprise's value. As of December 31, 2021, the median EV/Revenue Multiple was 4.1x.


<u>Valuation of the Class B Common Stock of Jumpstart Main Street Corporation</u>

Enterprise Value of America's Real Deal:
= Projected Revenue x Quarterly Average of Median EV-to-Revenue Multiple
= $6,656,000 x 4.1 = $27,289,600

Enterprise Value per share:
= Enterprise Value / Issued Number of Shares (Common Stock + Preferred Stock) Prior this Offering:
= $27,289,600 / 24,992,288
= $1.09

The actual offering price of the Class B Common Stock is <u>$1.00 (One dollar)</u>.


The above valuation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation.

Investors should be aware that the above valuation methodology uses estimates and assumptions that require significant subjective judgments and could be materially affected by a number of objective and subjective factors, including the Company's actual operating and financial performance, external market conditions, business developments, and the likelihood of achieving a liquidity event, such as an initial public offering or sale. Significant changes to the key assumptions used in the valuation could result in different valuations of the Company.

Moreover, the projected revenue used above is an estimation based on subjective judgments by the management and is not calculated or derived by any scientific methods or financial analysis models. The assumptions behind the estimation may not be true and accurate and, therefore, the estimate and hence the derived valuation are subject to various biases. Investors should not invest in our company solely based on these estimates and valuation.

Methods for how the securities may be valued by the Issuer in the future:
We will value the securities to be issued including during subsequent corporate actions through the following methods:

- **PUBLICLY TRADED COMPARABLES**
    - Revenue, EBITDA and EBIT multiples for comparable companies in the U.S.

- Multiples based on LTM figures and ongoing estimates.
- Multiples paid in similar to our business and

● **DISCOUNTED CASH FLOW ANALYSIS**
  - Intrinsic value to based on the present value of projected cash flows on our operating business

● **PRECEDENT TRANSACTIONS**
  - Multiples paid in similar and comparable companies.
  - Premiums paid in public deals in the U.S. and for media companies in the U.S.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?
● Purchasers of the securities in this Offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
● The majority owner may make a decision that the Purchasers consider bad and put Purchaser's interest in the Issuer at risk.
● Although, as Common Stockholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
● Since the securities in this Offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this Offering are illiquid.
● The Purchasers of the securities offered are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
● The Purchasers of the securities offered are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the Issuer.

23. What are the risks to purchasers associated with corporate actions:
a. **Additional Issuances of Securities**
   Purchasers of the securities offered are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the Issuer.

b. **Issuer Repurchases of Securities**

The Issuer could be authorized to repurchase the company's issued securities subject to the approval of the company's board of directors. Purchasers of the securities may not impede the Issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Common Stockholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the Issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interest between themselves and the Issuer. One such relationship is with the production company, to be created and owned by the Executive Producers of America's Real Deal (the "Production Company"). The Production Company will receive $100K or more per 22 to 30 minute episode to produce, edit, and prepare for distribution each season and special edition of America's Real Deal. The Production Company agrees to cover all costs associated herewith including location, film, audio, insurances, script writing, design, set(s), editing, setting up finished episodes on all America's Real Deal distribution channels, and $10,000 per episode allocation for talent. The Production Company has this agreement not by way of an arms-length transaction but rather because it is to be owned by Executive Producers of America's Real Deal. The Production Company may profit even if the show they produce doesn't.

24. Describe the material terms of any indebtedness of the Issuer:

As of December 31, 2022, the Company had Loan Payable amounted to $1,026,629 at 8% annum. The Loan will be matured on December 31, 2023. The loan is provided by Independent Stock Market Corporation which is majority-owned by Adam Brandley.

25. What other exempt offerings has the Issuer conducted within the past three years?

The Company conducted a private placement offering of its preferred stock under Rule 506(c) of Regulation D. The offering ended on May 31, 2022 and the Company raised $190,000.00.

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. **any director or officer of the Issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

Yes, and these transactions are disclosed as the preferred offering ending December 31, 2021.

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history?
The Issuer started its operation in May 2013.

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C/A. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-

looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C/A, particularly in "Risk Factors."

America's Real Deal Operation History and Results

Since January, 2017 operations, procedures, policies, and revenue has changed. New systems are in place to help take America's Real Deal to the next level. In October of 2017 and June of 2018 we held our annual pitch events with Kevin Harrington and Forbes Riley and began the filming for Season One of America's Real Deal. We edited and in March of 2020 we released eight episodes on Facebook Watch and ROKU, as well as our website.

Discussion of Operation

As of May 2022, we have contracted with David Meltzer, Andrew Roettger, and Janice Howroyd to be our celebrity mentors on the show, and Marie Osmond as the Host of the show. These contracts are for the first season only.

Distribution relationships include Fox Business paid programming, YouTube and Facebook Watch, as well as ROKU, Apple TV, Amazon Fire, and Android TV.

Through our live pitch events we have vetted hundreds of willing and qualified companies from which we have selected contestants vetted by Independent Stock Market Corporation, (ISM) for our Season One of America's Real Deal.

We have received and accepted a bid from highly creative and experienced producers to assist us in pre and post-production activities, as well as consult during the production of the TV series itself. With the experience of our pilot season we are confident that we will be prepared to create a powerful production team.

Revenues

There were no revenues from the pilot season, as it was to test the team and the concept and determine the best adjustments necessary to ideally make an even better production for our Season One.

Cost of Goods Sold and Operating Expenses
Cost of Goods Sold

Our cost of goods sold consists primarily of expenses associated with the delivery and distribution of the custom products we anticipate selling to those watching our TV show. Using the production company we anticipate the costs of the show to be $100,000 per 22 to 30 minute episode and any additional talent.

We do not have the costs, nor the percentages of such goods, as we anticipate ramping that up in July 2022 as we get ready to air the TV show.

Operating Expenses
In 2022, our operating expenses, $719,484
In 2021, our operating expenses, $17,833

Total operating expenses in the past 4 years:
2018 $725,281 to mainly film the pilot,
2019 $88,971, to mainly edit the pilot
2020 $28,130 to mainly distribute the pilot
2021 $17,833 to mainly salaries and wages

Net Income
In 2022, there was a net loss of: $794,868, including interest expenses of $75,384
In 2021, there was a net loss of: $61,430, including interest expenses of $43,597
There is a net operating loss of: $1,838,118 since 2014.

Cash flows
In 2022, net cash used by operating activities was $607,493
In 2021, net cash used by operating activities was $59,367
* $43,597 interest payable to ISM in 2021 was reclassified to be included in the total outstanding loan principal under Financing Activities away from Operating Activities.

We had zero cash used in investing activities.

We recorded $15,000 net cash provided by financing activities, which was solely due to net proceeds from capital contribution.

Our historical results and cash flows are not representative of what Investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks and investments in money market funds and U.S. government and U.S. government agency securities.

The Company raised $190,000.00 from a private placement offering ending on May 31, 2022. The proceeds from the offering were used for pilot season production, operations, creation of app/website, season one production marketing, public relations, and events, and consulting and legal fees.

Commitments
There are no current commitments of investments other than verbal from a large private equity fund and a substantial broker/dealer firm. Neither can be relied upon by the potential investor to invest.

Funding of Operations, Capital Expenditure and Future Financing
The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this Offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, Investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $50,000 in this Offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the Offering would be enough to finance the production of the show but not the editing, distribution, or marketing. Additional funds would be required.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?

No.

(B) engaging in the business of securities, insurance or banking?

No.

(C) engaging in savings association or credit union activities?

No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No.

(ii) places limitations on the activities, functions or operations of such person?

No.

(iii) bars such a person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Issuer's website at:
https://www.americasrealdeal.com/investors

The Issuer must continue to comply with the ongoing reporting requirements until:
   a.   the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the Issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adam Brandley

Adam Brandley

Chief Executive Officer
Jumpstart Main Street Corporation dba America's Real Deal
Date: 4/29/23

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



BUSINESS PLAN

Executive Summary

Our reality TV series introduces business ideas to the viewing audience, allowing everyone to back or contribute to the projects of their choice through crowdfunding.

 Although entrepreneurs pitch their projects to qualified judges, as in the popular series Shark Tank and Gags to Riches, in our show the television audience, not the judges, purchases products and makes investments.

Millions of Americans have pledged money in exchange for cool new products from businesses that have promoted their projects through crowd-funding sites like Kickstarter and Rockethub. In fact, during Q4, 2013, raising funds through non-equity crowd- funding sites accounted for 8% of all capital-raising activities with 44% of those investments spent on startup businesses.

Beginning in 2022, our audience will engage at unprecedented levels as they "vote with their wallets" for the opportunity to have a financial interest in the outcome of the projects promoted. The show provides multiple ways to participate such as voting, purchasing products, becoming a member of our studio audience and investing in companies.

America's innate desire to encourage and support innovative entrepreneurs is allowed to flourish on our show. Because of prior stipulations forbidding the public promotion of private stock, our process for building a television and online audience willing and able to invest their disposable income has only been permitted by the JOBS Act, is a law intended to encourage funding of small businesses in the United States.

The audience will be guided through all the risks of investing - including the reality that they could lose all of their money, and if they don't lose it, it could be several years before they see a return. They are taught not to borrow money to invest, and not to use grocery, rent or emergency funds to invest.

Join us as we jumpstart America's economy by giving small businesses and entrepreneurs the promotional and capital push they need to succeed!

America's Real Deal:
A reality TV show for entrepreneurs
& the millions of people who support them!

Our goal is to provide national television and online exposure, start-up/growth capital and world-class mentoring needed for entrepreneurs and small businesses to succeed.

We will accomplish this by introducing millions of online consumers, television viewers, regional supporters, local family and friends, and accredited investors to pre-qualified, entertaining, competent business owners. **The show combines America's generosity with hard-working American ingenuity.**

America's Real Deal utilizes a combination of three media platforms all of which have been proven to be vastly successful in their individual areas of expertise.

1. Successful Investment Reality Shows

Shows like Shark Tank, The Profit, and Gags to Riches demonstrate America's fascination with quality, non-vetted and vetted investment opportunities. These television shows invite the public to watch others invest in projects in which the viewers themselves aren't given the opportunity to invest. They also expose the public to exciting products that viewers may want to purchase without being given the option to do so.
~ OUR TWIST ~
Unlike these investment-oriented reality shows, we allow our online and television audience the ability to financially support the projects we showcase by letting them "Vote with their Wallets,"™ by donating, pre-purchasing products or buying a portion of the project's company through SEC-registered funding portals. The viewers, not the TV personalities, will be the investors.

2. Successful Online Crowdfunding Platforms

Online funding platforms like Kickstarter, RocketHub, Indiegogo and hundreds of other websites have assisted millions of people spending billions of dollars helping start-up companies by either donating to their cause or by pre-purchasing their yet-to-be-manufactured products.

~ OUR TWIST ~
While other crowdfunding portals do not have a television presence, we do. Instead of only allowing non-accredited investors the chance to donate or pre-purchase products, our reality TV

show lets anyone 18 and older own a part of the companies we showcase through SEC-registered funding portals, whether they are accredited or not.

3. Successful Regional Audition & Networking Events

Reality TV shows like American Idol and So You Think You Can Dance demonstrate how communities can come together, when given the opportunity to share their talents with the world. Additionally, area business expos have been a consistent means for networking for generations and continue to provide real excitement for first time attendees and long-time sponsors.

~ OUR TWIST ~

We combine the energy of the regional reality TV show auditions by offering live regional pitch events all over the country which also provide networking opportunities for business owners who compete for the chance to market their product in front of a national audience should they be selected to pitch their project on our reality TV show.

Crowdfunding Explained

Crowdfunding is one of the most powerful marketing and capital-raising tools available to small business owners. As it applies to businesses, it entails the enlistment of a 'crowd' of people (invited by entrepreneurs) to 'fund' a specific project through donations, purchasing finished products or by pre-purchasing yet-to-be-created products.



Utilizing the social benefits available online, the America's Real Deal non-equity crowd-funding platform allows friends, neighbors and family members of entrepreneurs the ability to financially support their projects.

Then, crowdfunding exponentially expands the overall social reach of the projects by providing those same friends, neighbors and family members with simple ways to share their favorite projects with their own unique lists of social contacts.

Crowdfunding plays a significant role in determining an entrepreneur's next step. If successful, he assumes the task of manufacturing and delivering projects to those individuals who have pre-ordered his products.

If unsuccessful, it's time to find out why: Was there not enough social interaction; did the video fail to adequately promote the features and benefits of the project;
are changes needed in management;

what can be changed about the product
or presentation to increase the possibilities for future success; will television exposure catapult this project?


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Currently, millions of online crowdfunding participants are contributing billions of dollars into projects promoted online through organized crowdfunding websites. The following table shows actual data and future estimates and is provided by the Crowdfunding Professional Organization (CfPA).

Crowdfunding Data & Future Estimates		
YEAR	**DATA TYPE**	**REVENUE**
2011	Actual	$1.5 Billion
2012	Actual	$2.7 Billion
2013	Estimates	$5 Billion
2014	Estimates	$10 Billion

In 2014, for example, projects posted on Kickstarter raised $335 million in non-equity crowdfunding in the United States alone. According to CfPA, the world-wide trend shows continuous increases in crowdfunding. America's Real Deal expects to participate in this growing movement and help it exponentially expand by promoting several crowd funding opportunities on national television to millions of viewers every week through our entrepreneurial-focused reality TV show.

Donation / Sponsorship-based Crowdfunding



A little Money → **Lots of People** → **A Funded Project**

Equity Crowdfunding

Many entrepreneurs may just use our non-equity crowdfunding portal to acquire donations and to pre-sell their products. However, a participating entrepreneur may want to pitch his company through our reality TV show and raise funds through our strategic funding portal and broker dealer partners.

The 2012 JOBS Act has been made fully functional through the SEC. It is expected that millions of Americans with disposable income will be able to invest in private companies.

After companies that have been featured on America's Real Deal have received money from crowd- funding through selling their products and gained capital from selling equity in their business through through SEC-registered funding portals through our show, they should be in a position to grow.

America's Real Deal Platform Comparisons

INVESTMENT PLATFORMS		CONSUMER PLATFORMS		REGIONAL EVENTS	
Online	Televised	Online	Televised	Online	Televised
E*TRADE 	SHARK TANK	overstock.com	QVC	Meetup	The American Idol EXPERIENCE
	GAGS to RICHES	SUPPORT US ON KICKSTARTER	AS SEEN ON TV	Eventbrite Events Made Easy	SO YOU THINK YOU CAN DANCE
AMERICA'S REAL DEAL PLATFORM COMPARISONS					
Several investment platforms offer public stock for sale. America's Real Deal will offer public and private stock for sale.	Various TV programs let 1-5 accredited investors invest in promoted projects. We let our entire viewing audience invest in projects.	Many companies either provide a website or a television program where they let consumers donate or purchase entrepreneurial projects. We provide both a non-equity and an equity platform, increasing our potential ability to fully promote, mentor and raise capital for projects pitched through both our online and television platforms.		A variety of businesses offer local and online services that facilitate networking among entrepreneurs. We also provide feedback for investors.	Some TV shows have judges who determine who goes on to the next round. We let people not chosen to be on our reality TV show pitch their projects on our online portal.

For the first time on television, crowdfunding and private equity funding opportunities will be available to the masses. Entrepreneurs will be able to receive the funding capital, world-class mentoring and national exposure they need to succeed.

We expect to provide entrepreneurs with the exposure currently offered by television shows like *Shark Tank* and *Gags to Riches*, while providing a way for the American public, not just a few TV personalities, with the ability to participate online and with their mobile devices. America's Real Deal will do for entrepreneurs and small business owners what American Idol does for singers!

Testing our Model

While waiting until the rules and regulations were in place with equity crowdfunding, we decided to test the format of the show. On May 16-17, 2014, at beautiful Thanksgiving Point, Utah, we tested our business model by creating a television set and assembling it in a building that comfortably accommodated the 150+ energetic, regional entrepreneurs who participated.

We had all the cameras and lighting that you would expect for a reality TV show. We even invited Bill Webb, Director of Photography for the #1 Drama on television show NCIS to help.

We had local business professionals who pre-screened entrepreneurs. Many of the project owners weren't quite ready to go in front of our judges to pitch their projects. 40% of the business owners that registered were able to pitch their projects to three competent judges consisting of Amy Rees, David Bradford and Ross Shafer.

From the two day event, we learned that many things were right with our model. One of the things we got right was to provide the opportunity for business owners and entrepreneurs to network with each other, with business professionals and with our judges.

Dozens of new, valuable, key relationships were formed at the event. We had marketing professionals, business development teams and several industry leaders sharing their expertise with the entrepreneurs who came.

Another thing we got right was the process of training entrepreneurs on how to properly give their pitches.

Our group of investors and seasoned business owners assisted them with the right words and body language so that the entrepreneur could perform their pitch with confidence and clarity when they went in front of the judges. Many of the attending project owners thanked us for giving them that opportunity.

We also found several areas of our reality television model that could be improved upon. One area was the format of the show. It was set up so that the top 20 projects would compete each week for a chance to stay on the air during the following week's episode, similar to the 'Survivor' model.

There were a couple of issues with this model, including the substantial expense of keeping entrepreneurs, judges and our film crew fed and housed for three months. Another issue with this model was the fact that the show ended each week by displaying the losers for that episode, instead of promoting a winning project.

When the rules and regulations of equity crowdfunding were set by the SEC we were ready to film our pilot season. We did that in August 2018 in oh-so-hot but oh-so-beautiful

Dallas/Ft.Worth, Texas. We filmed eight episodes. Put in on Roku and Facebook Watch and had over 500,000 combined episode viewers. You can see the pilot episodes on our website, AmericasRealDeal.com

We wanted to do better – and these test runs helped us find ways that we could improve our model.

1. We created a more competitive model. Now, every segment has additional suspense – more action with continuity and purpose for each aspect of the show. Instead of one set we have six.

2. We created weekly and season winning projects so that each episode would highlight winners, not losers – chosen by the viewing audience and our celebrities on our website and on TV as well as receiving an America's Real Deal investment in their projects' businesses.

3. Before, there were hundreds of companies per season. The focus for the majority of the season was exclusively on those twenty projects, with a couple of online entities squeezing in if they performed really well.

Now, America's Real Deal will showcase **4** different entrepreneurs and their projects each episode. With a competition starting with 16, then a top 8, final 4 and a Champion.

This change in format allows us to feature an additional 16 entrepreneurs every season – giving many more individuals the opportunity to share their ideas with the world.

This change will allow our funding platform to fill up quicker with more projects that have aired on television and more enthusiasm to share their fund-raising campaigns with their friends, family and social contacts.

4. Initially, television viewers and online consumers could vote, donate, pre-purchase and invest in projects featured on the show (and they still can), but our television studio, much like Shark Tank's studio, did not have a studio audience. Now it feels more like a live show with dozens of people watching, voting, asking questions, giving a life-line to projects that would otherwise have to leave the show, while contributing in many ways to a more entertaining, more interactive peer-to-peer format.

The studio audience will have access to digital devices with apps downloaded onto them. These apps will allow them to vote which projects they like most, which they would buy or invest in, and which project they want to save as a potential winner.

Votes from judges and the studio audience will be tabulated and shown to the television audience. The dynamic of having a studio audience will bring a high level of energy into each pitch presentation as votes, laughs and applause help the judges provide the appropriate feedback to project owners who can take that information to improve their business models.



Entrepreneurial Participation Fees

One of our core beliefs is that there are not enough organizations willing to help the American entrepreneur. Of those that are able to help, few of them are willing to do so without first getting compensated for their efforts.

For those selected to pitch their projects on our show, there are no up-front out-of-pocket costs to participate, other than legal and accounting compliance. We provide entrepreneurs with the opportunity to make money before they spend it.

Entrepreneurs face many challenges when starting or growing a business. America's Real Deal commits to help them in three key areas:

1. Obtaining an Education in Business

   Our goal is to mentor, train, encourage and coach entrepreneurs through our professional business community, our preferred partners, our reality TV show, our judges and celebrities and online videos and informational packets.

   

   Even entrepreneurs who do not join any of our funding platforms can access many of our videos and training material at no charge to improve their business acumen.

2. Publicity



Through our online platform, television show and social media outlets, we expect to provide ample opportunity for entrepreneurs to strut their stuff in front of hundreds of thousands and eventually millions of consumers, viewers, accredited investors and social enthusiasts.

3. <u>Non-Equity and Equity Capital Resources</u>

Entrepreneurs are expected to bring their own family, friends, customers and social contacts to participate on America's Real Deal's crowdfunding platforms. ARD has leads from other entrepreneurs and from its extensive marketing efforts, including investment leads, to assist entrepreneurs in their quest to raise the capital their business projects need. ARD also coaches founders to market their product, team and market, refining their business model, achieving product/market fit, and scaling the startup into a high growth business, etc.

Distribution Contacts

We have had positive discussions with networks and digital platforms.

There are many factors in our favor as we approach filming:

Our talented actors and successful entrepreneurs who are the key to our television ratings have had ample experience with various national networks.

Successful shows like *Shark Tank*, *The Profit* and *Gags to Riches* prove the likelihood of our show succeeding. We take the best of these shows and then add the benefits of increased online participation through non-equity and equity crowdfunding, which puts the network executives at ease; especially when they consider our entertaining talent and celebrity guests.

We have already recorded a full pilot season.

The **life expectancy of a reality television show** may be longer than many people think. We are projecting to run a minimum of 10 seasons, but expect that our investors will receive a full return of interest and principle after the third season. You will note that most of the reality TV shows mentioned are still on the air and will more than likely extend the number of seasons listed in this table.

Reality TV Show	TV Channel	Year Premiered	Number of Seasons
Real Housewives	BRAVO	2006	33
Real World	MTV	1992	28
Survivor	CBS	2000	26
Cops	FOX	1989	26
Amazing Race	CBS	2001	23
Dancing w/ the Stars	ABC	2005	18
Big Brother	CBS	2000	15
American Idol	FOX	2002	14
Cheaters	KUCW	1999	14
The Apprentice	NBC	2004	14
Hell's Kitchen	FOX	2005	11
Myth Busters	DISC	2003	11
Shark Tank	ABC	2009	13

Shark Tank, for example, has had significant success. All indicators show that it will continue to air for several more seasons.

These projections do not take into account Licensing Agreements. Consider that all over the world, countries or regions will want to license our show for their inventors and innovators while utilizing our funding platforms for an annual licensing fee.





Conversations with other countries who are interested in replicating our innovative, entertaining model have already begun.

Revenue Sources

As discussed earlier, we anticipate that there will be substantial television revenue from commercials, product placement and key sponsors. This revenue will increase with each season we air the show, as its popularity increases.



Online real estate, valuable because of the non-stop, significant traffic, will also be sold to sponsors, product placement partners and others. Affiliate partners will also participate in this lucrative area where promoting quality products that can assist entrepreneurs in running a more successful, more productive company is a win for us, a win for our partners and a win for the entrepreneur!

We will also receive as revenue up to 25% percent of retail product sales made from our app and website links to the participating companies.

For example, if one project successfully sells $100,000 of products on our platforms, we will receive up to $25,000. Should only 100 projects do the same, during our pilot season, ARD would receive up to $2.5 million.

When clients are referred to our affiliates and preferred partners for financial & tax planning, coaching, and other services, America's Real Deal could also receive referral fees.



Projected Number of Aired Seasons for America's Real Deal:

10

Entrepreneurs also pay fees for the opportunity to pitch their project on America's Real Deal to investors.

*American Gnuity was the working title of the reality TV show now named America's Real Deal.

Writers Guild of America, West, Inc.
7000 West Third Street
Los Angeles, California, 90048-4329
Telephone: 323-782-4500
Fax: 323-782-4803

Documentation of Registration

The Writers Guild of America, West, Inc. issues this certificate to:

ADAM K. BRANDLEY

for the material entitled:

American Gnuity

by the following:

ADAM K. BRANDLEY - Writer

Registration #: 1748603
Material Type: SYNOPSIS
Registered By: ADAM K. BRANDLEY



Effective Date: 10/28/14
Expiration Date: 10/28/19

0000000049.20141114111184443.0000000012

Appendix B - RISK FACTORS

Investing in the Company is very risky. Investors should be able to bear a complete loss of their investments. They should carefully consider the following factors, including those listed in the accompanying business plan and other factors inherent to investing in privately-held entities.

A. Development Stage Business

ARD (the Company) is a dba of Jumpstart Main Street Corporation which commenced operations in 2013 and is organized as a C-Corp under the laws of the State of Utah. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all the business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, the continued development of advertising, promotions and a corresponding customer base and its reliance on its affiliated entities Independent Stock Market Corporation (ISM) and America's Crowd Fund LLC (ACF). Adam Brandley has a key majority ownership roll in each of these entities in addition to the Company, and these Collaboration Agreements (available upon request) were not the result of an arms-length relationship or independent negotiations. Mr. Brandley and others could profit from the other entities even if this Company is not profitable.

There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

B. Inadequacy of Funds

Gross offering proceeds of a minimum of $50,000 and a maximum of $1,070,000 may be realized. Management believes that such the minimum will assist in funding the filming of Season One, while the maximum proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plan. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plan prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

C. Dependence on Management & Talent

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Adam Brandley and other officers, directors and producers. The loss of these individuals could have a material adverse effect on the Company. The Talent, David Meltzer and Janice Howroyd will each receive 10% of the net profits of the seasons in which they provide their full services. Thus, the remainder will flow to the Company to cover its expenses and distribute working capital to cover 110% of the next season's production, marketing, management and operations costs with the remaining profits to the Preferred Shareholders first. Some celebrities may negotiate ownership vesting in the Company, such vesting would cause a dilution to all shareholders. We may have additional judges with similar or more expensive agreements which could adversely affect the shareholders. The Board may elect to spend additional capital and resources to improve the quality of the show which could reduce the amount of profits being split to the Preferred and Common stock shareholders.

D. Risks Associated with Expansion
The Company plans on expanding its business by attracting more companies and investors for future series and increasing the number of seasons and /or episodes each year. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time and management of such expanded operations may divert management's attention and resources away from its existing operations. All of these factors and others may have a material adverse effect on the Company's present and prospective business activities of creating a reality TV show for entertainment purposes only. We expect that ISM will provide qualified companies to appear on the show but we cannot guarantee the vetting and quality of such companies, and therefore we are at risk if some companies are not vetted correctly.

E. Customer Base and Market Acceptance
The company's customer base consists of small business and start up businesses which have a good business idea, but require additional funding and increased public awareness. The other half of the market base is potential investors and contributors who are looking for investment opportunities and quality products to purchase. While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of the website, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its affiliated interactive e-commerce website offer advantages over competitive companies and products, no assurance can be given that Company's products and affiliated e-commerce website will attain a degree of market acceptance on a sustained basis or that it will generate revenues to the Company sufficient for sustained profitable operations. These affiliated e-commerce websites are managed by

the Independent Stock Market Corporation (ISM) which Adam Brandley has a key majority ownership roll in, in addition to the Company, and the Collaboration Agreement between ISM and the Company was not the result of an arms-length relationship or negotiations.

F. Competition

Some of the current competition for ARD (the Company) includes the following:
- ABC's Shark Tank where businesses compete to receive financial investments from six wealthy business investors called 'Sharks'.
- A & E/Rocket Hub's "Project Startup" where startup businesses listed on Rocket Hub's Crowd Funding website are chosen to compete on television for contributions to the startup business. Contributors receive rewards for contributing depending upon the amount contributed.
- Discovery Channel's Billy Bob's Gags to Riches, where the owner of Billy Bob Teeth company listens to pitches from what they call 'rednecks' at his double-wide trailer and invests in companies that spark his interest.
- Entrepreneur.com's Going Public has just recently aired. It allows the audience to invest in companies going public. Viewers can't purchase products and there is no social vote. Also, as we understand it, they are not letting the investors in early before they go public.
- America's Big Deal on the USA network, sells products but no investment opportunity from the viewers.

While there does exist some current competition, management believes that the Company's format has several advantages. Unlike other shows, the expert coaches on the TV show episodes will help and advise the business owners as well as help potential investors and contributors to see the company's potential. These mentors will not be required to invest their own money in the companies, but rather focus on helping business owners and prospective investors. The investors must decide after reading the disclosures available on affiliated funding portals, linked from the Company's website but not on the Company's website, if the company is a good investment. Accredited and non-accredited investors will be able to invest in the businesses and can purchase their products and contribute to the company being presented on the TV show episodes, receiving rewards based upon the amount of the purchase or contribution. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing production with a similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

G. Trend in Consumer Preferences and Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors including: competition, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing its production, or that the revenues from the investments and contributions to companies on the show will be significant. Consequently, the Company's revenues may vary by season, and the Company's operating results may experience fluctuations.

H. Risks of Borrowing

If the Company incurs additional indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results and/or financial condition.

I. Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events including events tied to the internet and/or our online funding platform affiliate ISM and other affiliated entities.

J. Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes, not presently contemplated, which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend, which may include revising this offering as needed.

K. Control by Management

As of February 1, 2022, the Company's Controlling Shareholders owned approximately 78% of the Company's outstanding shares. Upon completion of this Offering, the Company's Controlling Shareholders will be able to continue to control the Company. Investor shareholders will own a minority percentage of the Company and will not have voting rights. Investor shareholders may not have the ability to control either a vote of the Company's Controlling Shareholders or any appointed officers or board members. See "Controlling Shareholder" section.

L. Return of Profits

The Company intends to retain any future earnings to fund operations for future productions. A shareholder will be entitled to receive revenue profits proportionate to the amount of shares held by that shareholder. The Company's controlling shareholders and /or Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances. This is set up to attempt to ensure the show continues building momentum without needing to raise additional capital to dilute the shareholders further.

As part of talent expenses, the Talent, David Meltzer and Janice Howroyd can each receive 10% of the net profits of the TV broadcast advertising and/or production revenue in the season they provide their full services as an expense prior to Preferred or common stock shareholders distributions. This will be managed with a season by season limited liability company that will receive the TV revenues, cover all of the expenses for that season, including the talent, with the remainder returning to the Company. All transaction revenue, referral revenue, licensing and equity will not be part of the season by season entities, but will stream directly into the Company.

M. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on registration with the Screen Writers Guild, trade secrets to protect intellectual property, corporate affiliations' proprietary technology and processes, which the Company has contracted, acquired, and/or developed or may develop in the future. There can be no assurances that the registration, Collaboration Agreements with affiliated entities or secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

N. Dilution

Additional Shares issued by the Company in the future will dilute a purchaser's investment in the Shares. Preference is given to Preferred Shareholders for distribution of profits before common stock shareholders.

O. Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the shares. Some of these conditions may include a minimum holding period, availability of certain reports including financial statements from the Company, limitations on the percentage of shares sold and the manner in which they are sold. the Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the shareholder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the shares and no market is expected to develop. Consequently, owners of the shares may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

P. Long Term Nature of Investment

An investment in the shares may be long term and illiquid. As discussed above, the offer and sale of the shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Q. No Current Market for Shares

There is no current market for the shares offered in this private Offering and no market is expected to develop in the near future.

R. Compliance with Securities Laws

The shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Utah Securities Laws, and other applicable state securities laws. If the sale of shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

S. Offering Price

The price of the shares offered has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

T. Lack of Firm Underwriter

The Shares are offered on a "best efforts" basis by the Controlling Shareholders of the Company or with compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum shares offered or any lesser amount.

U. Projections: Forward Looking Information

Management has prepared some basic projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan and other factors influencing the Company's business. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, its affiliates and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the

Company's operations as a reality TV show created for entertainment purposes only, those results cannot be guaranteed.

W. General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the TV production idea of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

X. Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) compliance

The SEC oversees the key participants in the securities world, including securities exchanges, securities brokers and dealers, investment advisors, and mutual funds. The SEC is concerned primarily with promoting the disclosure of important market-related information, maintaining fair dealing, and protecting against fraud. Crucial to the SEC's effectiveness in each of these areas is its enforcement authority. Each year the SEC brings hundreds of civil enforcement actions against individuals and companies for violation of the securities laws. Typical infractions include insider trading, accounting fraud, and providing false or misleading information about securities and the companies that issue them.

FINRA stands for the Financial Industry Regulatory Authority, a non-governmental agency regulating the securities industry which used to be called the National Association of Securities Dealers.

Although the Company operates as a reality TV show created for entertainment purposes only, it must cooperate with its affiliated entity, the Independent Stock Market Corporation (ISM) which will provide connections and relationships with the funding portals and potentially work with a FINRA sanctioned Broker/Dealer firm(s) to receive and distribute the investment funds and an SEC authorized stock transfer agent. ISM will also work with an escrow service or have the investor invest directly with the issuer. The Company will not handle any investment capital between the investor and the issuer that is presented on our TV show episodes or funding portal and Broker/Dealer partners. Neither the Company nor ISM anticipates handling the investment funds. ISM and the Company do anticipate assisting the issuers in providing access to the potential investors the disclosure documents necessary to make a prudent decision and in cooperation with a Broker/Dealer firm(s). The Company will use its best efforts to comply with SEC and FINRA rules and regulations including not allowing business owners to make an earnings claim or material misstatement. The Company will disclose on the TV and online episodes that the content on the episodes are for entertainment purposes only and that the Company does not make any investment recommendations to potential investors. However, even with these disclosures and compliance and working with affiliated and independent entities there may be unforeseeable risks and expenses and penalties that the Company may endure to continue to comply and cooperate with the SEC and FINRA which could affect the success of the show and/or cause it to eliminate any elements related to investment as part of the TV show episodes based on old and new laws, rules or regulations and/or the interpretation of them by the SEC and FINRA.

Y. Changes in the television industry
The television industry is constantly changing due to the internet and the introduction of new cable companies, broadcast stations and online streaming avenues. The major networks do not have the dominance they once had. Because of this ever changing climate and fierce competition to deliver entertaining content the Company is at risk of diluted viewership and weak distribution. Although the Company believes it can succeed with just online distribution and national syndication that assumption is not based on past experience of the management team and so the assumption is a risk to the potential investors as this type of content distribution to create advertising revenue may not be adequate to support the operation of the Company.

Appendix C - SUBSCRIPTION AGREEMENT

EQUITY SUBSCRIPTION AGREEMENT

OF

JUMPSTART MAIN STREET CORPORATION DBA AMERICA'S REAL DEAL

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY VEDASLABS INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE

OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN

PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Jumpstart Main Street dba America's Real Deal
       1508 W 1200 N
       Layton, UT 84041

Ladies and Gentlemen:

1. Equity Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Class B common stock (the "Securities"), of Jumpstart Main Street Corporation dba America's Real Deal, a Utah Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Subscription Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC, and any other information required by the Subscriber to make an investment decision.

    (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to the Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify the Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    (d) The aggregate value of Securities sold shall not exceed $1,070,000 (the "Oversubscription Offering"). The Company may accept subscriptions until December 31, 2023 (the "Termination Date"). Providing that subscriptions for 50,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

    (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

    (a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned reflected on the books and records of the Company. The books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Utah. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Voting Rights.</u> The Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of America's Real Deal or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in America's Real Deal;

(c) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(d) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(e) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(f) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(g) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. WorthPrime Accounting Services, which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(h) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(i) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary

capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement, and other agreements required hereunder and to carry out their provisions. All action on the Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)As part of an offering registered under the Securities Act with the SEC; or

(iv)To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,200;

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $107,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Utah.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN UTAH AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED

THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF THE SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
> Jumpstart Main Street dba
> America's Real Deal
> 1508 W 1200 N
> Layton, UT 84041

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

JUMPSTART MAIN STREET CORPORATION
DBA AMERICA'S REAL DEAL
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase shares of Class B Common stock of Jumpstart Main Street Corporation dba America's Real Deal, by executing this signature page, hereby executes, adopts, and agrees to all terms, conditions, and representations of the Subscription Agreement.

    a) America's Real Deal hereby issues to the Subscriber, and the Subscriber hereby subscribes from America's Real Deal _____ Class B Common Shares, at a Per Share Price equal to **$1.00** (the "Share Price").

    a) The aggregate purchase price for the Class B Common Shares the undersigned hereby irrevocably subscribes for is **$**_____.

    b) The Subscriber agrees to make available **$**_____ in funds upon signing this agreement.

    c) The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of _____.

Signature of the Subscriber	
Email	
Date Executed	
Address 1	
Address 2	
City, State, Zip, Country	
Phone Number	
Social Security Number / EIN	

*   *   *   *   *

This Subscription is accepted   Jumpstart Main Street Corporation dba
on _____. [Date Executed]   America's Real Deal

                                      By: _____
                                              Name: Adam Brandley
                                              Title: CEO

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Jumpstart Main Street Corporation (dba America's Real Deal)
Years Ended December 31, 2022 and 2021
With Independent Accountant's Review Report

Jumpstart Main Street Corporation
(dba America's Real Deal)

Financial Statements
Years Ended December 31, 2022 and 2021

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
Jumpstart Main Street Corporation

I have reviewed the accompanying financial statements of Jumpstart Main Street Corporation, dba America's Real Deal, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Friday, April 28, 2023


Jumpstart Main Street Corporation
(dba America's Real Deal)

Balance sheet (Unaudited)


		December 31,		
		2022		**2021**
Assets				
Current assets:				
Cash and cash equivalents	$	728	$	302
Total current assets	**$**	**728**	**$**	**302**
Non Current Asset				
Investment	$	-	$	-
Deferred tax asset *(note 2)*		-		-
Total assets	**$**	**728**	**$**	**302**
Liabilities and Stockholders' Equity				
Current liabilities:				
Management Fee Payable	$	80,000		-
Trade/Other payable	$	111,930	$	4,555
Total current liabilities	**$**	**191,930**	**$**	**4,555**
Long-term liabilities				
Loan/Notes Payable	$	1,010,929	$	762,942
Including Interest there on at 8% annum (note 3)				
Other Loan	$	15,700	$	-
Total long-term liabilities	**$**	**1,026,629**	**$**	**762,942**
Total liabilities	**$**	**1,218,559**	**$**	**767,497**
Stockholders' deficit:				
Common Stock, Par Value 0 *(note 4)*				
Authorized Shares @40,000,000				
Issued and outstanding shares	$	50	$	50
Preferred stock, Par Value 0 *(note 5)*				
Authorized shares, 10,000,000				
Issued and outstanding shares	$	1,520,132	$	1,175,900
Retained deficit	$	(2,738,013)	$	(1,943,145)
Total stockholders' deficit	**$**	**(1,217,831)**	**$**	**(767,195)**
Total liabilities and stockholders' deficit	**$**	**728**	**$**	**302**

See Independent Accountant's Review Report

Jumpstart Main Street Corporation
(dba America's Real Deal)

Statement of Operation (Unaudited)

| | For the year Ended December 31, | | |
	2022		2021
Revenue	$ -	$	-
Expenses:			
Advertising & Marketing	85,925		999
Management Fee	80,000		-
Software & IT	2,642		300
Salaries and Wages	-		9,650
Dues and Subscription	112		120
Bank Fees	28		210
Utilities	-		42
Legal and Professional	502		250
Office Supplies & Expenses	1,419		1,323
Travel and Entertainment	28,691		4,403
Postage	-		165
Consulting	54,450		-
Production and Editing	465,716		-
Other Misc.	-		371
Total operating expenses	$ 719,484	$	17,833
Operating loss	$ (719,484)	$	(17,833)
Other expense	-		-
Interest expense	75,384		43,597
Net loss	$ (794,868)	$	(61,430)

See Independent Accountant's Review Report

Jumpstart Main Street Corporation

(dba America's Real Deal)

Statements of Changes in Stockholders' Deficit (Unaudited)

	Common Stock, No par	Preferred stock,No par	Retained Deficit	Total Shareholders Defecit
Balance at December 31, 2020	50	1,160,900	(1,881,715)	(720,765)
Common stock issued		-	-	-
Preferred stock issued	-	15,000	-	15,000
Less: Net Loss	-	-	(61,430)	(61,430)
Balance at December 31, 2021	**50**	**1,175,900**	**(1,943,145)**	**(767,195)**
Common stock issued	-	-	-	-
Preferred stock issued	-	344,232	-	344,232
Less: Net Loss	-	-	(794,868)	(794,868)
Balance at December 31, 2022	**$ 50**	**$ 1,520,132**	**$ (2,738,013)**	**$ (1,217,831)**

See Independent Accountant's Review Report

Jumpstart Main Street Corporation
(dba America's Real Deal)

Statements of Cash Flows (Unaudited)

	December 31,	
	2022	**2021**
Operating activities		
Net income	(794,868)	(61,430)
Increase (decrease) in trades payables	187,375	2,063
Net cash used by operating activities	**(607,493)**	**(59,367)**
Investing activities	-	-
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Net Proceeds from loan/Notes Payable/Interest Payable	263,687	43,597
Net Proceeds from capital contribution	344,231	15,000
Net cash provided by financing activities	**607,918**	**58,597**
Net (decrease) increase in cash and cash equivalents	425	(770)
Cash and cash equivalents at beginning of year	302	1,072
Cash and cash equivalents at end of year	**$ 727**	**$ 302**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies
Description of Business and Basis of Presentation
Jumpstart Main Street, Corp ("the Company") is a development stage UTAH corporation. The purpose of the Company is to produce a reality TV show to help businesses promote their brand, raise funds through equity and product sales, and to educate business owners and investors. The show is for entertainment purposes only.
Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes
At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes. Due to lack of estimation for future earnigs, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

Following is the detail of tax asset:

Tax Year	Tax benefit - Corporate	Tax benefit - State	Tax Year benefit expires
2022	166,922	39,743	Indefinite
2021	12,286	3,041	Indefinite
2020	14,345	3,550	Indefinite
2019	17,794	4,404	Indefinite
2018	145,056	35,901	Indefinite
2017	16,445	4,070	2037
2016	16,173	4,003	2036
2015	56,763	14,049	2035
2014	109,766	27,167	2034
Deferred Tax Asset	555,551	135,929	
Less Valuation allowance	(555,551)	(135,929)	
Net Deferred tax asset	$ -	$ -	

3. Related party transactions
ISM is a related Party of the company due to the common director (Adam Brandley) holding majority of Shares in both the company.
Interest expense is on notes payable to ISM. Notes payable is 8% per annum with no maturity date.
During the year 2022, $173,103 was paid as operational expneses by ISM on behalf of the company.
Current balance of Loan/Notes payable to ISM is $1,010,929.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow: Each share of Common Stock is entitled to one vote.

5. Preferred Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Preferred Stock, are as follow: Preferred Stock holders will receive 100% return of capital in addition to 10% APR prior to any profit split amongst common stock shareholders.

6. Commitments and Contingencies

As of the date of issuance of financials, April 28, 2023, the company has no commitments or contingencies.

7. Subsequent Events

Management has evaluated subsequent events through April 28, 2023, the date on which the financial statements were available to be issued.

As on April 28th, 2023, 5,200,000 No par Common stocks were issued to Employees and Director at Zero Cash/Cash equivalent consideration.

See Independent Accountant's Review Report.